OSISKO RENEWS NORMAL COURSE ISSUER BID

(Montréal, December 4, 2017) Osisko Gold Royalties Ltd (OR:TSX & NYSE) (the "Corporation" or "Osisko") today announces its intention to renew its normal course issuer bid to purchase for cancellation, from time to time over a 12-month period, common shares of the Corporation ("Common Shares") listed on the Toronto Stock Exchange ("TSX") in an aggregate amount of up to 10% of the public float of the Corporation (the "NCIB Program"). The commencement of the NCIB Program is subject to TSX approval.

Any repurchases under the NCIB Program will be made in Canada through the facilities of the TSX or alternative trading platforms or by such other means permitted by the TSX. Osisko will pay the prevailing market price at the time of purchase. The actual number of Common Shares repurchased under the NCIB Program and the timing of such repurchases will be at Osisko's discretion and shall be subject to the limitations set out in the TSX Company Manual.

The board of directors of Osisko believes that the underlying value of the Corporation may not be reflected in the market price of the Common Shares from time to time and that, accordingly, the purchase of Common Shares will increase the proportionate interest in the Corporation of, and be advantageous to, all remaining shareholders of the Corporation.

As of December 1, 2017, there were 157,024,383 Common Shares issued and outstanding, and the Corporation had a public float of 105,674,419 Common Shares.

The Corporation purchased 150,000 Common Shares at an average price of $12.15 per Common Share under its prior normal course issuer bid program, which ended on October 23, 2017.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.6% interest in Osisko Mining Inc., a 12.8% interest in Osisko Metals Incorporated, a 13.3% interest in Falco Resources Ltd. and a 32.8% interest in Barkerville Gold Mines Ltd.

Osisko's head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-looking statements

This press release contains forward-looking statements. These forward-looking statements, by their nature, require the Corporation to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements including the fact that the Corporation "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (Including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, statements about the board of directors of Osisko's belief that the NCIB Program is advantageous to shareholders and that underlying value of the Corporation may not be reflected in the market price of the Common Shares, the Corporation's intentions regarding the NCIB Program and whether the Corporation will receive the requisite acceptance of the TSX in respect of the NCIB Program.

Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams and offtakes held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local government, including corporate law, permitting and licensing regimes and taxation policies; continued availability of capital and financing and general economic, market or business conditions; business opportunities that become available to, or are pursued by Osisko; the impossibility to acquire royalties and to fund precious metal streams; other uninsured risks. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty or other interest and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of the Corporation, which is filed with (i) the securities regulatory authorities in Canada and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com, and (ii) the U.S. Securities and Exchange Commission and available electronically under Osisko's issuer profile on EDGAR at www.sec.gov. The forward- looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact Osisko Gold Royalties Ltd:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com